VIA EDGAR

Adam Phippen
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	McGrath RentCorp
Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 25, 2020

Form 8-K Filed February 25, 2020

File No. 0-13292

Dear Mr. Phippen:

On behalf of McGrath RentCorp, a California corporation (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2020 (the “Staff Letter”) with respect to the Company’s Form 8-K filed February 25, 2020 (the “Form 8-K”).

For the Staff’s convenience, we have reproduced the comment from the Staff Letter in full below and the comment is followed by the Company’s response.

FORM 8-K for Filed February 25, 2020

Exhibit 99.1, page 1

Staff’s Comment:

1.

Reference is made to your disclosure of full year 2020 expected Adjusted EBITDA. In future filings, please present a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Company’s Response:

In future filings where reference is made to expected Adjusted EBITDA, or other forward looking non-GAAP financial measures, the Company will present a reconciliation in accordance with Item 10(e)(1)(i)(B) of Regulation S-K, to the extent that such reconciliations are available without unreasonable efforts. To the extent that such reconciliation is not available without unreasonable efforts, the Company will provide discussion regarding why the reconciliation requires unreasonable effort and why the Company is providing such forward-looking non-GAAP information.

*     *     *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 8-K, that comments of the Staff or changes in disclosures in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Form 8-K, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (925) 453-3106 or David Whitney, our corporate controller at (925) 453-3196.  Thank you for your assistance.

Very truly yours,

/s/ Keith E. Pratt

Keith E. Pratt

Executive Vice President and Chief Financial Officer

cc:	Donna Di Silvio
Division of Corporation Finance United States Securities and Exchange Commission

Tony Perazzo

Grant Thornton LLP